April 16, 2009
To:  Larry Spirgel
 Assistant Director – Division of Corporate Finance
 United States Securities and Exchange Commission
 Washington, D.C. 20549

Re: ZIM Corporation
 Form 10-KSB
 Filed June 25, 2008
 File No. 0-31691
 SEC Comment Letter Dated March 17, 2009

Dear Mr. Spirgel,

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Staff"), in a letter to Dr. Michael Cowpland, President and Chief Executive Officer of ZIM Corporation (the "Company"), dated March 17, 2009 (the "Comment Letter"), with respect to the Company's Annual Report on Form 10KSB for the fiscal year ended March 31, 2008. We have repeated the numbered comments below and have provided a response to each comment.

COMMENT: Part A of your response to comment 1 indicates that the $120,563 reversal adjustment is substantially comprised of an adjustment of an accrual related to a revenue sharing agreement. Please tell us the following:

•  Tell us when your share of those revenues was earned and recorded,
•  Tell us the timetable for this dispute,
•  Tell us when your mobile content provider billed you for the amounts due under the revenue sharing agreement,
•  Indicate when you booked and reported these amounts,
•  Indicate when the spamming occurred,
•  Tell us when you raised objections to the stated amounts to this mobile content provider,
•  Tell us when you began to make the document request of the mobile content provider,
•  Tell us whether your contract with this particular mobile content provider address spam,
•  Tell us where you addressed these material uncertainties in your 34 Act reports.

COMMENT RESPONSE:

Prior to answering each of the specific questions outlined above, we would like to describe for you in T account format, the process that we follow to book these revenues and costs.  Fictitious numbers have been used for ease of calculation and understanding. This accounting applies for both Mobile Content Providers as described in parts A and B in our initial response letter dated February 27, 2009.
Example:

Let’s assume a three month period, October, November and December and that we are only dealing with one mobile content provider (MCP ABC) and one telephone carrier (TC XYZ).  In October, ZIM transmitted a number of messages for MCP ABC through their channels to TC XYZ.  At the end of the month, ZIM prints a report from its system showing the number of messages sent.  The gross revenue portion of this transaction is then booked based on the number of messages sent multiplied by the historical transmission success rate multiplied by the agreed upon rate with TC XYZ.  Let’s assume that for October, ZIM’s reports are showing 21,052 messages delivered for MCP ABC, ZIM’s historical rate with TC XYZ and MCP ABC on successfully transmitted messages is 95%, therefore ZIM estimates the gross revenue to be recorded in the GL at 21,052 x 95% x $0.50 (agreed upon price per message between ZIM and TC XYZ) = $9,999.70 – assume $10,000 for our example.  ZIM therefore records an entry in their General Ledger (GL) of a debit to Accrued Accounts Receivable of $10,000 and a credit to Gross Revenue of $10,000 (Labeled Journal Entry 1).  At the exact same time, ZIM calculates the amount that ZIM owes to MCP ABC for the content that was transmitted through their channels, 21,052 x 95% x $0.30 (agreed upon price per message between ZIM and MCP ABC) = $5,999.82 – assume $6,000 for our example.  ZIM therefore records a second entry in their General Ledger (GL) of a debit to Gross cost of goods sold of $6,000 and a credit to Accrued Accounts Payable of $6,000 (Labeled Journal Entry 2).  The two GL accounts mentioned above – Gross Revenue and Gross cost of goods sold are netted together on ZIM’s financial statements for a net revenue amount on the financial statements of $4,000 for the month of October.

Let’s assume that in the month of November the same situation applies but a different number of messages transmitted which results in gross revenue of $11,000 (JE #3) and gross costs of goods sold for $6,600 (JE #4)  for a net revenue reporting of $4,400.

In December, $9,000 (JE #5) of gross revenue was estimated with $5,400 (JE #6) in gross cost of goods sold for net revenue reporting of $3,600.

In December, ZIM receives reports from both MCP ABC and TC XYZ on their volume for October, a reconciliation process and discussion occurs.  TC XYZ and ZIM agree on 18,000 successful messages (ZIM’s original estimate was 21,052 x 95% = 19,999 messages), therefore ZIM adjusts the original gross estimate number from October by $1,000 (18,000 messages x $0.50 = $9,000 in revenue versus the original estimate of $10,000).  Please note that in this example the agreed upon number of successful messages was 18,000 which was lower than ZIM’s estimate but it could either be lower or higher.  Therefore JE#7 debits Gross Revenue of $1,000 and credits Accrued Accounts Receivable of $1,000.  Now that ZIM and TC XYZ have agreed on the amount, the $9,000 accrued receivable is reclassified to regular accounts receivable (JE#8) – debit Accounts receivable $9,000 and credit Accrued Accounts Receivable for $9,000.

As mentioned above, ZIM also received a report in December from MCP ABC summarizing the content sent to ZIM and the telephone numbers the content was to be delivered to, through discussions and negotiations, ZIM and MCP ABC agreed that ZIM would pay for the content for 17,667 messages at the agreed upon content price of $0.30 per message = $5,300, ZIM had originally accrued $6,000 (refer to JE#2 above), therefore ZIM booked an adjustment of $700 (JE #9).  And in following the same format as the accounts receivable, now that ZIM and MCP ABC have agreed, the $5,300 accrued accounts payable is reclassified to regular accounts payable through JE#10.

Please note that no invoices are ever exchanged but at the time of the mutual agreement of the volume of messages we consider it to be like an invoice at that point and therefore reclassify either the accrued receivable or the accrued payable as a regular receivable or payable.

The figure on the next page depicts the above example, the resulting T accounts and the resulting impact on the financial statements.

Gross Revenue GL Account					Gross Cost of Goods Sold GL Account
JE #	Month	Decription	Debit	Credit	JE #	Month	Decription	Debit	Credit
1	Oct	Oct estimate of gross revenue from TC XYZ for MCO ABC messages transmitted	$ -	$ 10,000	2	Oct	Oct estimate of cost of content from MCO ABC of messages transmitted through TC XYZ	$ 6,000	$ -
3	Nov	Nov estimate of gross revenue from TC XYZ for MCO ABC messages transmitted	$ -	$ 11,000	4	Nov	Nov estimate of cost of content from MCO ABC of messages transmitted through TC XYZ	$ 6,600	$ -
5	Dec	Dec estimate of gross revenue from TC XYZ for MCO ABC messages transmitted	$ -	$ 9,000	6	Dec	Dec estimate of cost of content from MCO ABC of messages transmitted through TC XYZ	$ 5,400	$ -
7	Dec	Oct revenue adjustment (estimate to actual TC XYZ)	$1,000		9	Dec	Oct cogs agjustment (estimate to actual - MCP ABC)		$ 700
		Ending Balance per GL Account		$ 29,000			Ending Balance per GL Account	$17,300

		INCOME STATEMENT FOR OCT - DEC Q

			REVENUE			$ 11,700

Accrued Accounts Receivable					Accured Accounts Payable
JE #	Month	Decription	Debit	Credit	JE #	Month	Decription	Debit	Credit
1	Oct	Oct estimate of gross revenue from TC XYZ for MCO ABC messages transmitted	$ 10,000	$ -	2	Oct	Oct estimate of cost of content from MCO ABC of messages transmitted through TC XYZ		$ 6,000
3	Nov	Nov estimate of gross revenue from TC XYZ for MCO ABC messages transmitted	$ 11,000	$ -	4	Nov	Nov estimate of cost of content from MCO ABC of messages transmitted through TC XYZ		$ 6,600
5	Dec	Dec estimate of gross revenue from TC XYZ for MCO ABC messages transmitted	$ 9,000	$ -	6	Dec	Dec estimate of cost of content from MCO ABC of messages transmitted through TC XYZ		$ 5,400
7	Dec	Oct revenue adjustment (estimate to actual TC XYZ)	$ -	$ 1,000	9	Dec	Oct cogs agjustment (estimate to actual - MCP ABC)	$ 700
8	Dec	Reclassify confirmed amount with TC XYZ to regular accounts receivable for Oct messages		$ 9,000	10	Dec	Reclassify confirmed amount with MCP ABC to regular accounts payable for Oct messages	$ 5,300
		Ending Balance per GL Account	$ 20,000				Ending Balance per GL Account		$12,000

Accounts Receivable					Accounts Payable
JE #	Month	Decription	Debit	Credit	JE #	Month	Decription	Debit	Credit
8	Dec	Reclassify confirmed amount with TC XYZ to regular accounts receivable for Oct messages	$ 9,000	$ -	10	Dec	Reclassify confirmed amount with MCP ABC to regular accounts payable for Oct messages		$ 5,300
		Ending Balance per GL Account	$ 9,000				Ending Balance per GL Account		$ 5,300

		BALANCE SHEET AS AT END OF DECEMBER
			Assets
			ACCRUED ACCOUNTS RECEIVABLE			$ 20,000
			ACCOUNTS RECEIVABLE			$ 9,000
			Subtotal			$ 29,000
			Liabilities
			ACCRUED ACCOUNTS PAYABLE			$ 12,000
			ACCOUNTS PAYABLE			$ 5,300
			Subtotal			$ 17,300
			Net			$11,700

Now that we have described the accounting for this stream of revenues, we will respond to your specific queries in your comment above, we have copied each of your bullet points from your comment and provided the answers below each bolded bullet point.

 •  Tell us when your share of those revenues was earned and recorded,

In the case of this particular provider (Part A in the original comment letter response) our share of the revenue was earned and recorded between January 2006 and October 2007.

 •  Tell us the timetable for this dispute,

ZIM was in ongoing discussions with the content provider to reconcile all amounts owing and resolve business issues as part of the normal process of verifying reports and agreeing on the payments to be made. We did not raise objections to the booked accruals as they were estimated by us as described in the example above. We asked the content provider to provide their documentation and reports for us to verify the amounts and subsequently agree on the final payment.

 •  Tell us when your mobile content provider billed you for the amounts due under the revenue sharing agreement,

As noted in the example above no invoices are ever exchanged. The mobile content provider did not provide invoices to ZIM for these amounts. We booked the accrued accounts payable based on our own estimates at the same time as we booked the corresponding revenue from the carrier.  Adjustments were made to these estimates after our discussions and negotiations with the mobile content provider concluded, which was in October 2007.

 •  Indicate when you booked and reported these amounts,

We booked and reported the revenues and costs in our general ledger (but net revenue on the financial statement) on a monthly basis as the messages were delivered, therefore as noted above, our estimates were booked monthly from the period of January 2006 through to October 2007.  Our negotiation / discussions and reconciliations of these amounts with the mobile content provider occurred during the quarter ended December 2007 and the adjustment to bring our estimates and accruals to actual was also booked in the quarter ended December 2007.

 •  Indicate when the spamming occurred,

The spamming was alleged, as the carriers expressed verbally that some of their customers had complained about charges and messages on their phones. The spamming was never proven to have occurred.  The spamming was alleged to have occurred over the same period – January 2006 through to October 2007.

 •  Tell us when you raised objections to the stated amounts to this mobile content provider,

As noted above, we were in ongoing discussions with the mobile content provider for the whole time, but due to the alleged spamming, it was difficult to negotiate the right amount and this negotiation only concluded in October of 2007.

 •  Tell us when you began to make the document request of the mobile content provider,

The reconciliation process and thus the document request is part of the on-going process and part of the agreement with the mobile content provider, no formal requests are made, the mobile content providers know that when they have their reports ready – they send them to us and we start to reconcile their report with ours.

 •  Tell us whether your contract with this particular mobile content provider address spam,

As noted above the spamming was alleged, as the carriers expressed verbally that some of their customers had complained about charges and messages on their phones. The spamming was never proven to have occurred.

Spam, as defined as the abuse of electronic messaging systems to send unsolicited bulk messages indiscriminately, is not addressed as spam in the contract. However, the contract does state:

“The Client shall use its reasonable endeavors to procure, prior to transmission of a Subscription Request:

(a) End Users have been made aware of the identity (including principal place of business) of the Client as the supplier of the Information Services

(b) End Users have an adequate and accurate description of the Information Services, including the intended purpose of and nature of the Information Services provided by the Client;

(c) End Users have been made aware of (i) the cost of all Subscription Requests and Information Messages and (ii) the frequency and number (unless this is indefinite – in which case this fact shall be made clear) of Information Messages that will be received in response to a Subscription Request and (iii) their rights to cancel described in Clause 3.2.4(e)

(d) End Users have been made aware of arrangements which will be implemented in respect of the levying of charges to End Users (i.e. charges will made via the End User’s mobile phone bill in the case of contract customers or deducted from airtime credit in the case of pre-pay customers); and

(e) End Users will be made aware of their ability to terminate a Subscription Request and the manner in which this is effected, which shall irrespective of the method of communication of a request to terminate entitle the End User to terminate a Subscription Request with immediate effect”

The sending of SPAM would therefore be in violation of this clause.

 •  Tell us where you addressed these material uncertainties in your 34 Act reports.

On Page 17 of our form 10-KSB at the end of the description of our revenue recognition policy we state.  “To date, there has been no significant adjustment to any estimates. However, our internal judgments may be incorrect in any period, which may result in our recording materially incorrect revenues.”  As soon as we reached the negotiated settlement of our account with this content provider and the amount was known, we booked the appropriate amounts and included the details in our next public filing.

Comment: It is also unclear to us why Paragraph 16 of SFAS 140 is pertinent. The amount in question appears to have been your internal estimate and accrual of an amount due for which your mobile carrier could not provide adequate support. Moreover, we note that paragraph 4 of SFAS 140 indicates that SFAS 140 does not address subsequent measurement of …. liabilities.

COMMENT RESPONSE:

We agree that the amount in question is our internal estimate, however as noted earlier no invoices are ever exchanged therefore at the point of reconciliation / agreement with the mobile content provider we consider it to be like a regular accounts payable / like an invoice and therefore looked to SFAS 140 for guidance.

Comment: Moreover, if as the first paragraph of your response to comment 1 indicates, you report these revenues on a net basis it would seem that the disputed charge of $148,125 was never originally reflected in your results of operations. If so, it is unclear to us why your December 2007 adjustment was reversed against your “revenues” line item. Tell us why you did not charge this item off to other income / expense.

COMMENT RESPONSE:

The $148,125 was previously reflected in our results of operations.  The $148,125 is the cumulative amount after several months, but the monthly individual costs were booked at the same time as the estimated revenue from the carrier was booked.  When we were finally able to resolve / reconcile / and agree upon the payable we treated it as a normal process adjustment as described in the example above and reversed it out of the same line it was originally booked.  We did not consider it to be other income / expense as it related to our normal revenue stream and our normal process of estimating revenues and costs and then adjusting them after the fact.  The only difference in this scenario is that there was a much longer time period to reconcile the amounts which contributed to the size of the adjustment.  The original entries to accrue the revenue and the costs resulted in much lower net revenues being reported in the months the service was provided. This adjustment corrected that and therefore we felt that adjusting the same line item it was originally booked in was the most appropriate.

COMMENT: Part B of your response to comment 1 seems to indicate that you had no obligation to pay for spam messages. It also indicates that you were unable to contact this particular mobile content provider since January 2006. As such it seems doubtful whether you ever had an obligation to this mobile content provider, which was ever within the scope of SFAS 140. Moreover, paragraph 4 of SFAS 140 would seem to exclude subsequent adjustments of the measurement of such an accrual from the scope of SFAS 140. Please expand your response to:

•  Tell us when the original services were performed,
•  Tell us when you learned of the offending spam messages,
•  Give us a better description of the charges and how they were booked,
•  Tell us when you decided to dispute the amount due to this mobile content provider, and
•  Tell us when it became apparent to you that your mobile content provider had gone out of business.

COMMENT RESPONSE:

 •  Tell us when the original services were performed,

The original services were performed between December 2005 and January 2006.

 •  Tell us when you learned of the offending spam messages,

The spamming was alleged, as the carriers expressed verbally that some of their customers had complained about charges and messages on their phones. The spamming was never proven to have occurred. We never had the opportunity to discuss this alleged spamming with the content provider since we were unable to reach them.

 •  Give us a better description of the charges and how they were booked,

Please refer to the example in the first part of this letter for a better description of the charges and how they are booked.

 •  Tell us when you decided to dispute the amount due to this mobile content provider, and

As with the content provider in Part A, we did not receive invoices from this provider, as no invoices are ever exchanged. The amounts we accrue are based on internal estimates.  Therefore we never disputed our own accruals; the issue is that we could not contact the mobile content provider to change our estimated accrual into an actual amount payable.

 • Tell us when it became apparent to you that your mobile content provider had gone out of business.

We had not heard from this mobile content provider since December 2005, we had not received any reports or correspondence from them during the timeframe of December 2005 to December 2007.   In December of 2007, when the 2 year statute of limitations in Ontario had expired, ZIM tried once again to locate the content provider and was not successful. ZIM then proceeded to derecognize this liability based on the statutes of the Ontario Limitations Act (2002).  The amount for this mobile content provider was also reversed in the same GL account in which the original amount was booked, as was done with the mobile content provider in Part A.

Upon further investigation through this comment letter process, we feel that this amount may be more appropriately reflected as Other Income on the financial statements.  We agree that a portion of this amount is a relinquishment of debt rather than an adjustment to our accrued estimate as described in Part A, the problem is that we cannot differentiate between these two different components since we cannot contact the mobile content provider.  We know that our accrual was too high because of the subsequent knowledge of the alleged spamming, however we were unable to determine the amount of the adjustment to our accrual, it may be that our accrual was too high by $50,000 and that $50,000 should have been adjusted through the Revenue line as in Part A and that the real liability and thus the extinguishment of the debt under the statute of limitations was only $27, 385 – these numbers are fictitious and only used for the purpose of explaining the situation.  Therefore we agree that Part A and a certain component (undeterminable amount) of Part B are different, the mobile content provider in Part A is more like our normal process, it just took a lot longer in this instance, but in Part B we would agree that not being able to locate a mobile content provider and derecognizing our entire accrual is more unusual.  Therefore we would agree that the disclosure on the nature of this income ($77,385) may have been more appropriately captured as an Other Income line item since we were unable to appropriately split it between our normal adjustment of expenses and derecognizing of a liability.

Although the above amount of $77,385 is the smaller of the two adjustments and since there is no impact on net loss or loss per share, and therefore arguably not material, we will reclassify the comparative revenue and other income lines in our March 31, 2009 20F filing with the note disclosure certain comparative figures have been reclassified to confirm with the presentation adopted in the current year.

COMMENT: From your response to our comments we discern that the $197,948 reversal comprised only a smaller portion of the increase in your gross margins for the year ended March 31, 2008. Please expand your response and identify all of the material factors which contributed to this increase. Tell us in your response and discuss in future filings the impact these factors had upon gross margin for the year ended March 31, 2008 and whether or not they will have continuing impact in future periods.

COMMENT RESPONSE:

When the $197,948 is removed from the gross margin calculation the gross margin drops from the reported 75% to 68%. The increase in the margin from the 31% for the year ending March 31, 2007 is due in part to a shift in the make up of the revenue to more profitable revenue streams and in part to higher margins in the SMS markets.  The table below shows the percentage of Mobile revenue from each of the components. The messaging components having lower margins and the content and IPTV segments have higher margins.

	Year Ended March 31, 2008	As a %	Year Ended March 31, 2007	As a %
Mobile content	422,559	58%	494,809	44%
Bulk SMS	96,290	13%	359,679	32%
Premium SMS	81,793	11%	142,774	13%
Other SMS services and products	85,679	12%	112,110	10%
Internet TV	36,278	5%	7,368	1%
	722,599	100%	1,116,740	100%

As can be seen from the table 63% of revenue in 2008 comes from high margin segments where as only 45% came from those segments in 2007. It should also be noted that, due to changes in pricing, the margin in the mobile content segment have risen from 69% to 73%. Also, due to a focus on profitable revenue in the SMS market the margin for this segment has risen from being negligible in 2007 to greater than 60% in 2008.

I hope that you find our responses to your comments acceptable.

Sincerely,

/s/ John Chapman
John Chapman
Chief Financial Officer
ZIM Corporation
Tel: (613) 727-1397